UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BEACON TOPCO, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

18978T106

(CUSIP Number of Class of Securities)

William Enright

20400 Century Boulevard, Suite 210
Germantown, MD 20871

(443) 917-0966

With a copy to:

Robert Puopolo; Blake Liggio
Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
(617) 570-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to Schedule TO (together with any exhibits attached hereto, this “Amendment No. 1”), is filed by being filed by Beacon Topco, Inc., a Delaware corporation (“Beacon Topco” or the “Company”) and amends and supplements the Tender Offer Statement on Schedule TO filed by the Company with the Securities and Exchange Commission on September 15, 2026 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the Company’s offer to purchase for cash up to an aggregate purchase price of $15 million of shares of its common stock, par value $0.0001 per share (the “Shares”), at a price of $6.6609 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated September 15, 2026 (the “Offer to Purchase”), attached as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference.

This Amendment No. 1 is being filed to reflect certain updates as described below. Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO and the Offer to Exchange.

ITEM 11.	Additional Information.

Item 11(c) of the Schedule TO is hereby amended and supplemented as follows:

The Company and Clywedog have agreed to work together to pursue commitments for a private placement of equity (the “PIPE Financing”), debt, or other alternative financings of up to $60 million. As part of the PIPE Financing, the Company and Clywedog presented potential investors in the PIPE Financing with an investor presentation, a copy of which is included as Exhibit (6)(D) to the Schedule TO and is incorporated herein by reference.

ITEM 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated September 15, 2026.

(a)(1)(B)*	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(d)(1)*	Form of Beacon Topco, Inc. Equity Incentive Plan (filed as Exhibit 10.7 to the Company’s to the Company’s proxy statement/prospectus filed with the SEC on November 7, 2025 on Form S-4 and incorporated by reference herein).

(d)(2)*	Form of Beacon Topco, Inc. Employee Stock Purchase Plan (filed as Exhibit 10.8 to the Company’s proxy statement/prospectus filed with the SEC on November 7, 2025 on Form S-4 and incorporated by reference herein).

(d)(3)*	Agreement and Plan of Merger, dated September 29, 2025, by and among Barinthus Biotherapeutics plc, Beacon Topco, Inc. Cdog Merger Sub, Inc. and Clywedog Therapeutics, Inc. (included as Annex A-1 to the proxy statement/prospectus filed with the SEC on April 13, 2026 on Form S-4).

(d)(4)*	Amendment to Agreement and Plan of Merger, dated February 22, 2026, by and among Barinthus Biotherapeutics plc, Beacon Topco, Inc. Cdog Merger Sub, Inc. and Clywedog Therapeutics, Inc. (included as Annex A-2 to the proxy statement/prospectus filed with the SEC on April 13, 2026 on Form S-4).

(d)(5)*	Form of Lock-Up Agreement (filed as Exhibit 10.6 to the Company’s proxy statement/prospectus filed with the SEC on November 7, 2025 on Form S-4 and incorporated by reference herein).

(d)(6)	Investor presentation for the PIPE Financing.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ William Enright
	Name:	William Enright
	Title:	Chief Executive Officer

Date: September 23, 2026